Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

March 31, 2023

VIA EDGAR TRANSMISSION

Ms. Alison White

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of MVP Private Markets Fund

(Registration No. 811-23656)

Dear Ms. White:

The following responds to the Staff’s comments that you provided by telephone on March 16, 2023, regarding the review of the preliminary proxy statement filed by MVP Private Markets Fund (the “Fund”) on Schedule 14A on March 14, 2023 (the “Proxy”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Proxy, unless otherwise indicated.

1.	Comment: Please clarify in disclosure, the current balance of the Fund’s Loss Recovery Account and the impact to investors and the Adviser associated with the termination of the Existing Advisory Agreement. Additionally, to the extent that the termination of the Existing Advisory Agreement makes achieving the incentive fee more likely, disclose such conflict and how the Board considered it, if it did consider it. Please also advise how this may have impacted the analysis required under Section 15(f) of the Investment Company Act of 1940, as amended (“Section 15(f)”).

Response: The Fund respectfully notes that its Loss Recovery Account has a balance of zero. The Fund further notes that if there was a balance, the Adviser would apply it after the termination of the Existing Advisory Agreement to ensure there would be no benefit to the Adviser.

2.	Comment: The disclosure under “Factors Considered by the Trustees and their Recommendation - Other Factors” states that “FS Investments has agreed that it will use its reasonable best efforts to ensure that no undue burden is imposed on the Fund as contemplated by Section 15(f) due to the Transaction.” Please confirm to the Staff whether FS Investments also agreed to use its best efforts to comply with the other provisions of Section 15(f). If so, please disclose. If not, please explain to the Staff why not.

Ms. Alison White

March 31, 2023

Response: The Fund confirms that the Board’s consideration took into account FS Investments’ agreement to use its best efforts to comply with all of the requirements of Section 15(f), thus allowing the Adviser to rely upon the safe harbor afforded by Section 15(f). As a result, the Fund has revised the disclosure in the proxy statement accordingly.

3.	Comment: Please add the disclosure required by Item 22(c)(1)(i) of Schedule 14A.

Response: The Fund respectfully notes that the aforementioned disclosure is included in Exhibit B to the Proxy.

4.	Comment: Given the meeting relates solely to a non-routine matter, it is unclear to the Staff why there would be broker non-votes. Consequently, please remove the disclosure that states that broker non-votes will be counted as present for quorum purposes.

Response: The disclosure has been removed as requested.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

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